15025911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Southern Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 Windward Concourse, Suite 115
(No. and Street)

Alpharetta (City) **GA** (State) **30005** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heath Hawk **(770) 777-9373 X103**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tr 3/25

tr 3/26

OATH OR AFFIRMATION

I, **Heath Hawk**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Southern Securities, LLC, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES ROBERT HICE
MY COMMISSION EXPIRES
NOTARY PUBLIC
FULTON COUNTY, GEORGIA

Notary Public

Signature

CEO/President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHERN SECURITIES, LLC
Separately Bound
Statement of Financial Condition
For the Year Ended
December 31, 2014
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
First Southern Securities, LLC

We have audited the accompanying financial statements of First Southern Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Southern Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southern Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of First Southern Securities, LLC financial statements. The information is the responsibility of First Southern Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

	2014
Cash and cash equivalents	$ 62,044
Accounts receivable – clearing broker	270,887
Property and equipment, net of accumulated depreciation of $29,986	48,540
Deposit with clearing broker	920,000
Securities owned, at estimated fair value	3,447,668
Other assets	56,358
Total Assets	$4,805,497

LIABILITIES AND MEMBERS' EQUITY

	2014
LIABILITIES	
Accounts payable	$ 16,915
Due to related party	168,944
Accrued commissions and other	51,247
Due to clearing broker	3,296,604
Securities sold, but not yet purchased, at fair market value	93,235
Deferred rent	15,440
Total Liabilities	3,642,385
MEMBERS' EQUITY	
Total Members' equity	1,163,112
Total Liabilities and Members' Equity	$ 4,805,497

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

	2014
REVENUES	
Commissions	$ 326,679
Trading	4,070,326
Interest income-trading	139,228
Total revenues	4,536,233
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation, and benefits	1,975,945
Clearing costs	259,596
Communications	15,329
Occupancy	40,714
Interest expense	62,902
Consulting fees – related party	928,444
Other operating expenses	449,260
Total expenses	3,732,190
NET INCOME	$ 804,043

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 804,043
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	17,681
(Increase) in accounts receivable – clearing broker	(98,078)
Decrease/(Increase) in other assets	(21,196)
(Decrease)/Increase in accounts payable & accrued expenses	(17,572)
Increase in due to related party	168,944
Increase securities owned, net	(2,157,676)
Increase in due to clearing broker	1,949,593
(Decrease) in deferred rent	(4,351)
Increase in securities sold short	15,450
NET CASH PROVIDED BY OPERATING ACTIVITIES	656,838
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in deposit with clearing broker	(375,000)
Purchase of property and equipment	(46,039)
NET CASH (USED) BY INVESTING ACTIVITIES	(421,039)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributed capital by members	300,000
Distributions to members	(482,000)
NET CASH USED BY FINANCING ACTIVITIES	(182,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	53,799
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	8,245
End of year	$ 62,044
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 62,902

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2013	541,069
Net Income	804,043
Contributed Capital by members	300,000
Distributions to members	(482,000)
Balance, December 31, 2014	$ 1,163,112

The accompanying notes are an integral part of these financial statements.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer that began business in 2010. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States. The Company operates from offices located in Alpharetta, Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions: Securities transactions and the related commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Advertising Costs: Advertising costs are charges to expense as incurred.

Date of Management's Review: Subsequent events were evaluated through February 24, 2015 which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $612,326, which was $375,716 in excess of its required net capital of $236,610 and its ratio of aggregate indebtedness to net capital was 5.8 to 1.0.

NOTE C — LEASES

The Company leases its office facilities under an operating lease. Operating lease expense for 2014 was approximately $36,000.

At December 31, 2014, the future minimum lease payments under the office facilities lease are as follows:

2015	$ 41,000
2016	42,000
2017	21,000
Total	$104,000

The Company has an office premises lease that contains periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent period.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE E – FAIR VALUE (CONTINUED)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2014.

	Fair Value Measurements December 31, 2014	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Government bonds	$ 3,447,668	$ 3,447,668	$ -	$ -
Liabilities:				
Securities sold, not yet purchased:				
Corporate bonds	6,534	6,534	-	-
Government bonds	86,701	86,701	-	-
	$ 93,235	$ 93,235	$ -	$ -

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

FIRST SOUTHERN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE F – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2014 consist of the following:

	Cost <Proceeds> Net	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets:				
Corporate bonds	(5,765)		(769)	(6,534)
Government bonds	3,302,369	123,549	(64,951)	3,360,967
	$ 3,296,604	$ 123,549	$ (65,720)	$3,354,433

The government bond maturities range from 1 to 29 years.

There were no securities impaired at December 31, 2014.

NOTE G –CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2014 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2014 consists of margin debt collateralized by securities owned. The margin debt bears interest at December 31, 2014 at 2.75%, the federal funds rate plus 2.5%.

NOTE H – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE I – RELATED PARTY

During 2014, the members formed a limited liability company, FSPR, LLC, pursuant to the laws of the Commonwealth of Puerto Rico. The Company and FSPR, LLC have entered into a consulting agreement under the terms of which, the Company pays FSPR, LLC a minimum of $60,000 monthly for services connected to the Company's broker-dealer operations. All revenues generated by and all expenses incurred by FSPR, LLC's operations prior to December 31, 2014 are recorded in the accompanying financial statements. In addition, the Company paid consulting fees during 2014 totaling approximately $929,000 to FSPR, LLC.

The liability to related party at December 31, 2014 arose from this consulting arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
First Southern Securities, LLC

We have audited the accompanying statement of financial condition of First Southern Securities, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. First Southern Securities, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Southern Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC